[USA NETWORKS INC. LOGO]

                   USAI ORGANIZES BUSINESSES INTO THREE UNITS

      INFORMATION, ENTERTAINMENT AND DIRECT SELLING AS ORGANIZING PRINCIPLE


New York, NY - June 22, 2000 - USA Networks, Inc. (NASDAQ: USAI) today announced that it is organizing the Company's businesses into three distinct but interrelated units. USA Entertainment, USA Electronic Retailing and the formation of a new group: USA Information and Services.


Barry Diller said, "Over the last five years, we have completed 15 acquisitions, grown revenues eight-fold to more than $4 billion, increased our market value from $230 million to approximately $18 billion and have increased our share price at greater than 40% per annum. And while we fully expect continued strength in our operations going forward, course correcting adaptations are vital to the execution of a focused agenda."


"Fundamental in understanding this Company is that we consider interactivity a core competency. For us, it isn't the interactive extension of our business lines to exploit a brave new world...it is a founding principle. Beginning with the acquisition of Silver King Communications and Home Shopping Network, we felt that the primitive convergence of telephones, televisions and computers which allowed HSN to function, would give us great opportunities in what we then somewhat grandly called Electronic Retailing. We believed the same infrastructure involved in the basic activity of scaling such a large business would also create opportunities in an interactive future. Then


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followed a series of internal initiatives and acquisitions as the world evolved via the Internet into the new convergence of Information, Entertainment and Direct Selling."


"Throughout this short but convulsive period, this Company has taken its roots in direct selling and related infrastructure and launched new business initiatives together with a series of acquisitions now beginning to reach critical mass. We believe by organizing these once seemingly disparate parts into a coherent whole, that the power of the sum of those parts can begin to emerge."


The three business units are as follows:


USA INFORMATION AND SERVICES : THE INFORMATION
----------------------------------------------


USA Information and Services (USAIS) combines a group of businesses engaged in various forms of interactivity. Jon Miller, currently President and Chief Executive Officer of USA Electronic Commerce and Services, will become President and CEO of USAIS. "Mr. Miller's experience in broadcasting, cable and with USA's own ECS division, where he engineered electronic commerce agreements with the NBA, NFL and PGA TOUR, make him an exceptionally strong visionary and leader for this important role," said Mr. Diller.


The Company will give consideration in the future to the possibility of an initial public offering in USAIS as well as the purchase in the open market of Ticketmaster Online-CitySearch securities, as part of USAi's strategy to retain significant equity stakes or increase its ownership positions in its public subsidiaries.


Comprising USAIS is:


o TICKETMASTER, the #1 ticketing services company. TERRY BARNES, CEO; LARRY JACOBSON, PRESIDENT & COO


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o  TICKETMASTER ONLINE, the #1 online ticketing company and #2 Web retailer.
   TOM STOCKHAM, PRESIDENT

o CITYSEARCH, the #1 online local network. CHARLES CONN, CHAIRMAN, TMCS; JOHN PLEASANTS, CEO, TMCS

o MATCH.COM, the #1 matchmaking and friendship service. CINDY HENNESSY, PRESIDENT

o HOTEL RESERVATIONS NETWORK, the #1 online consolidator of hotel accommodations. DAVE LITMAN, CEO; BOB DIENER, PRESIDENT

o PRECISION RESPONSE, a leader in outsourced customer care for both large corporations and high-growth internet-focused companies. DAVID EPSTEIN, CEO

o USA FULFILLMENT SERVICES AND USA ESOLUTIONS, a set of scaled customer services built on 20 years of unprecedented experience. LISA BROWN, EVP

o STYLECLICK, the Internet's leading distributor of consumer merchandise across multiple points-of-purchase online. MAURIZIO VECCHIONE, CEO


USA Information and Services generated pro forma revenue of approximately $900 million in 1999. Together, these businesses operate at scale with a centrally managed teleservicing operation of approximately 10,000 workstations, handling over 230 million calls per year, 1 billion minutes of customer interaction, in 40 call centers throughout the world.


USA ENTERTAINMENT
-----------------
CABLE, FILM, TELEVISION, INTERACTIVE AND DIGITAL PROGRAMMING: THE ENTERTAINMENT
-------------------------------------------------------------------------------


o  USA NETWORK, the #1 primetime cable network. STEPHEN CHAO, PRESIDENT

o  SCI FI, the fastest growing primetime cable network. BONNIE HAMMER, EVP/GM

o SCIFI.COM NETWORK, the top group of online SCIFI destinations including Mothership.com and Centropolis.com. BEN TATTA, SVP

o TRIO and NEWSWORLD INTERNATIONAL, two complementary cable services exploring the world's culture and information. PATRICK VIEN, PRESIDENT


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o  STUDIOS USA, developers,  producers and distributors of acclaimed first-run
   and  syndicated   programming.   BOB  FLEMING,   GROUP   PRESIDENT;   DAVID
   KISSINGER, PRESIDENT, PROGRAMMING; STEVE ROSENBERG, PRESIDENT, DOMESTIC TV

o USA FILMS, creators of Academy Award winning motion pictures. SCOTT GREENSTEIN, CHAIRMAN; RUSSELL SCHWARTZ, PRESIDENT

o USA BROADCASTING, reaches 36 million U.S. households in 12 of the top 22 markets. RICK FELDMAN, COO


USA Entertainment generated pro forma revenue of approximately $1.4 billion in 1999.


ELECTRONIC RETAILING: THE DIRECT SELLING
-----------------------------------------

o HOME SHOPPING NETWORK, the world's fastest growing television retailer. MARK BOZEK, PRESIDENT & CEO; BOB ROSENBLATT, COO

o HSN INTERNATIONAL, including Home Order Television, Germany's #1 television retailer; Shop Channel Japan, and Home Shopping en Espanol. JED TROSPER, PRESIDENT

o HSN INTERACTIVE, including HSN.com, is the emerging leader in multi-platform electronic commerce. JACK KIRBY, PRESIDENT


USA Electronic Retailing generated pro forma revenue of approximately $1.4 billion in 1999.


As part of this organization, Dara Khosrowshahi, currently President of USA Networks Interactive, will become Executive Vice President, Operations and Strategic Planning, USAi.


Barry Diller continued, "The group of executives at our corporate level, led by Vice Chairman Victor Kaufman, and the executives responsible for our operations listed above...this mix of talented people and assets, of opportunity and entreprenuerialism, is why I am so optimistic about the businesses we are every day building."


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For more information, please contact Adrienne Becker, USA Networks, Inc.,
212/314-7254.